                                                    HANCOCK HOLDING COMPANY

June 10, 2009

William Friar
Senior Financial Analyst
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C.  20549

RE:      Hancock Holding Company
         Form 10-K for the Fiscal Year Ended December 31, 2008
         Filed February 27, 2009
         File No. 0-13089

Dear Mr. Friar:

     We received your letter dated May 28, 2009 regarding our Form 10-K for the fiscal year ended December 31, 2008.  Thank you for bringing these comments to our attention and for providing us an opportunity to respond.  Please find below our responses to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations page 23

        1.       SEC Comment:
                 We note that your management discussion and analysis does not contain a discussion of your holdings of subprime loans nor any discussion of "Alt-A" type mortgages.  If you do not hold or have not made or invested in these types of loans, please so note in future filings.  If your holdings are other than inconsequential, please disclose and discuss in future filings.

                 Hancock Holding Company's Response:
                 In future filings, we will disclose that Hancock does not offer nor do we invest in subprime home mortgage loans.
                 We will disclose that we do not offer subprime or "Alt A" home mortgage loans in the "Loan Portfolio" section of
                 MD&A and that we do not invest in subprime or "Alt A" home mortgage loans in the "Investment Securities" section of MD&A.

U.S. Securities and Exchange Commission
Hancock Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2008
June 10, 2009

Financial Statements

Note 1-Summary of Significant Accounting Policies
Short-term investments, page 58

        2.       SEC Comment:
                 We note your disclosure regarding short-term investments.  In future filings, please disclose how these investments are classified (available-for-sale, trading, etc.) and your related accounting policy.  Additionally, disclose the applicable information required by paragraphs 19-22 of SFAS 115 and paragraph 17 of FSP SFAS
                 115-1/124-1 in a related footnote.  Provide us with your proposed future disclosure.

                 Hancock Holding Company's Response:
                 The following is a draft of our future disclosure:

                 Note 1.  Summary of Significant Accounting Policies

                 Short-term Investments

                       Short-term investments represent U.S. government agency discount notes that all mature in less than one year.  The investments are classified as available for sale and are carried at fair value.  Unrealized holding losses and gains are excluded from net income and are recognized, net of tax, in other comprehensive income and in accumulated other comprehensive income, a separate component of stockholder's equity, until realized.

                 Note 2.  Investment Securities

                 Short-term Investments

                       The Company held $XXX.X million at December 31, 2009 and $362.9 million at December 31, 2008 in U.S.
                 government agency discount notes as securities available for sale at amortized cost.  The short-term investments all mature in less than one year.  As the amortized cost is a reasonable estimate for fair value of these short-term investments, there were no gross unrealized losses to evaluate for impairment in the years ended
                 December 31, 2009 and December 31, 2008.

U.S. Securities and Exchange Commission
Hancock Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2008
June 10, 2009

2008 Proxy Schedule 14A

Annual Cash Incentive, page 12

        3.       SEC Comment:
                 In future filings, clarify what the term "Net Earnings" represents.  We note that that term is not used in the financial statements.  In future reports, where the performance goals are disclosed, also disclose the actual results.  Finally, in future reports, explain in greater detail the interplay between the performance goals, which would seem to suggest an objective amount that could be mathematically calculated, with the more subjective comparison against regional and top-quartile peer group members to give the reader an understanding of how the specific amounts were determined.

                 Hancock Holding Company's Response:
                 In future filings, we will use the correct term of "Net Income" in place of "Net Earnings."  In addition, we will disclose the actual results where performance goals are disclosed, and we will provide more detail on how we compare our actual results on the stated performance goals to the regional and top-quartile peer group members to determine the cash incentives.

     In connection with our response, Hancock Holding Company acknowledges the following:

                o   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
                o   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
                o   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any further questions or comments, please contact me at (228) 868-4727.

Sincerely,

/s/ Carl J. Chaney

Carl J. Chaney
President & Chief Executive Officer
Hancock Holding Company